AMENDMENT TO LEASE

THIS AMENDMENT TO LEASE (this "Amendment") is entered into as of June 21, 2006 (the "Effective Date") by and between Richard A. Cristina and Diane L. Cristina Trustees of the Richard A. Cristina and Diane L. Cristina Trust dated December 20, 1995 ("Lessor"), and Southwall Technologies, Inc. ("Lessee") with reference to the following facts:

A.    Lessor and Lessee entered into that certain Standard Industrial/Commercial Multi-Lessee Lease - Net dated October 4, 2005 (the "Lease"), for the premises consisting of approximately 7,774 square feet and commonly known as 3780 Fabian Way, Palo Alto, California as further described in the Lease (the "Southwall Premises").

B.    The parties desire to amend the Lease on the terms and conditions hereinafter set forth.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto do hereby agree as follows:

1.   Original Term: Section 1.3 of the Lease is hereby amended by deleting "October 31, 2007" and replacing it with June 30, 2011.

2.  Premises: Effective January 1,2009, Section 1.2(a) of the Lease is hereby amended to expand the Southwall Premises to include that portion of the building consisting of approximately 22,400 square feet currently leased from Lessor by Maxspeed Corporation (the "Maxspeed Premises") pursuant to that certain Standard Industrial/Commercial Multi-Lessee Lease - Gross dated December 5, 2003 (the "Maxspeed Lease"). The Southwall Premises and Maxspeed Premises are collectively referred to herein as the "Total Building Premises" which shall consist of 30,174 square feet.

3.   Base Rent: On November 1, 2007, the Base Rent for the Southwall Premises shall increase to $8,551.40 per month ($1.10 per square foot). On January 1, 2009,the Base Rent for the Total Building Premises shall increase to $37,717.50 per month ($1.25 per square) foot). On January 1, 2010 and January 1, 2011, the Base Rent shall increase by three percent (3%).

Lessor and Lessee acknowledge that effective January 1, 2009, the Total Building Premises will be subject to the terms of the Lease, as amended by this Amendment to Lease, including, but not limited to the provision that the Total Building Premises will be governed by the triple net provisions of the Lease.

4.   Lessor's Work: As consideration for Lessee's execution of this Amendment, Lessor agrees, at its sole cost and expense, to: (a) perform all work necessary to put the heating, ventilation and air conditioning system (including the existing distribution system within the Total Building Premises) into good working condition and repair (the "HVAC Work") and (b) perform any work required to bring all or any portion of the Total Building Premises structural components into compliance with any and all codes, laws, and regulations in effect as of the Effective Date (collectively the Code Compliance Work). Notwithstanding the foregoing, Lessor shall have no responsibility for any Code Compliance Work which may be required because of any repairs or alterations made by Lessee to the Total Building Premises. Lessor shall complete the HVAC Work on or before June 30, 2006 and the Code Compliance Work within sixty (60) days (or such longer period is necessary given the scope of the repairs) of its receipt of notice from Lessee with reasonable supporting materials describing the Code Compliance Work required.

5.  Restoration: Lessor acknowledges that Lessee shall have no responsibility for any restoration of the Maxspeed Premises to the condition existing as of the date of the Maxspeed Lease. Notwithstanding the foregoing, Lessee acknowledges that it shall be responsible for restoring any improvements it makes to the Maxspeed Premises after the Effective Date.

6.  Condition Precedent: This Amendment is conditioned upon (a) Lessee's execution of a sublease for the Maxspeed Premises pursuant to which Lessee will sublease the Maxspeed Premises from June 1, 2006 through December 31, 2008 (the "Sublease"); (b) Lessee and Maxspeed Corporation's receipt of Lessor's written consent to the Sublease, which such consent shall be in a form reasonably acceptable to Lessee; and (c) Lessor's written approval of the Sublease.

7.  Address: Lessor acknowledges that Lessee will use the address 3788 Fabian Way for the Total Building Premises.

8.  Miscellaneous:

a.    Ratification. The Lease, as amended hereby, is hereby ratified, confirmed and deemed in full force and effect in accordance with its terms.

b.    Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of California.

c.    Counterparts. This Amendment may be executed in multiple counterparts each of which is deemed an original but together constitute one and the same instrument. This Amendment may be executed by facsimile and each party has the right to rely upon a facsimile counterpart of this Amendment signed by the other party to the same extent as if such party had received an original counterpart.

d.    Governing Document. Except as modified by this Amendment, the Lease shall remain unchanged and in full force and effect. If the terms of the Lease conflict or are inconsistent with the terms of this Amendment, the terms of this Amendment shall govern and prevail.

e.    Brokers. Each party represents and warrants to the other that it has not dealt with any real estate agent or broker, salesperson, or finder in connection with this Amendment other than Colliers International ("Colliers") (representing Lessor only) and Studley, Inc. ("Studley") (representing Lessee only). Lessor shall pay a total commission of six percent (6%) payable as set forth hereinafter. Lessor shall pay Studley a fee equal to four percent (4%) of the Base Rent payable by Lessee from November 1, 2007 through December 31, 2008 for the Southwall Premises and a fee equal to four percent (4%) of the Base Rent payable by Lessee from January 1, 2009 through June 30, 2011 for the Total Building Premises as required by this Amendment. Lessor shall pay Colliers a fee equal to two percent (2%) of the Base Rent payable by Lessee from from November 1, 2007 through December 31, 2008 for the Southwall Premises and a fee equal to two percent (2%) of the Base Rent payable by Lessee from January 1, 2009 through June 30, 2011 for the Total Building Premises. Fifty percent (50%) of the above commission shall be paid on the Effective Date. The other fifty percent (50%) of the above commission shall be paid on November 1, 2007 for the commission relating to the Southwall Premises and on January 1, 2009 for the commission relating to the Total Building Premises. Each party agrees to indemnify, defend and hold the other party harmless from and against all claims for brokerage commissions, finder's fees or other compensation made by any other agent, broker, salesman or finder as a consequence of said party's actions or dealings with such other agent, broker, salesman, or finder. Upon the full execution and delivery of this Amendment by Lessor and Lessee, Lessor shall pay a real estate commission in connection with this Amendment to Colliers and Studley pursuant to separate agreement.

f.    Entire Agreement. The Amendment represents the entire agreement of the parties pertaining to the subject matter hereof and replaces any prior negotiations, understandings or agreements among the parties, whether written or oral, pertaining to subject matter hereof. Each of the parties acknowledges that it has not relied on any promise, covenant, representation, or warranty, express or implied, not expressly set forth in this Amendment.

IN WITNESS WHEREOF, the parties hereto have executed these presents the day and year first above written.

“LESSEE”		“LESSOR”

By:	/s/ Sylvia Kamenski	By:	/s/ Richard Cristina
Name:	Sylvia Kamenski	Name:	Richard Cristina
Its:	VP of Finance	Its:	Diane Cristina